Exhibit 99.1

Globant Acquires PointSource to

reinforce its focus in digital transformation

Strategic acquisition to keep expanding Globant capabilities in the US and accelerate expertise in innovative software development

San Francisco – June 1, 2017: Globant (NYSE: GLOB), a digitally native technology services company focused on creating digital journeys, today announced the acquisition of PointSource, a design and development tech agency comprised of insightful, inquisitive, and talented digital experts specialized in retail, supply chain and insurance services solutions.

With this acquisition, Globant keep reinforcing its focus in digital transformation and continues to expand its US footprint adding two new cities where PointSource has offices: Raleigh (NC), and Chicago (IL).

“PointSource blends the creative energy of an agency with the technology savvy of a development firm to build digital solutions that solve complex problems and change businesses,” stated Martín Migoya, Globant CEO and co-founder. “The company’s unique focus on digital transformation and agile solutions will strengthen Globant’s goal of creating innovative software products that appeal to millions of users, allowing our clients to transform their businesses.”

“By incorporating PointSource’s team to Globant, we continue building a global organization with some of the best talent in the world. On top of that, we keep growing our US footprint to be even closer to our customers,” added Martín Umaran, Globant Chief of Staff and co-founder.

Founded in 2004, PointSource is headquartered in Raleigh, North Carolina. The company has 76 professionals highly skilled in digital transformation working for renowned brands such as Johnson & Johnson, Security First Insurance, Primerica, LabCorp, Covance, Allstate, Finish Line, Soccer.com, Kohl's and many others. As proof of its professionals’ experience, PointSource received two IBM Beacon Award for Best Mobile Solution, made a three-peat appearance on the Inc. 5000, been awarded two times with the Platinum Hermes Creative Award.

PointSource CEO, Chris Hugill said: “PointSource is committed to bring business, marketing and technology together to create transformative digital solutions. We are honored to join Globant, a company that shares the same commitment to digital transformation. Joining forces with Globant will help us expand our services for our clients. Most importantly, Globant shares our same values in growing a great company and building great teams.”

PointSource, COO & Chief Digital Officer, Stephanie Trunzo stated: “The dedication we show to our clients and our amazingly talented employees will continue to be the heart of our business. Being part of the Globant family represents even more opportunities for our people and for our clients. We will not only work towards the growth plans we already had in place, but I am positive we can achieve even more partnering with Globant.”

About Globant

Globant (NYSE: GLOB) is a digitally native technology services company that creates digital journeys for its customers, which impact millions of consumers. Globant is the place where engineering, design, and innovation meet scale.

Globant has more than 5,800 professionals in 12 countries working for companies like Google, Linkedin, EA, and Coca Cola, among others.

Globant was named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape Report (2016) and its client work has been featured as business case studies at Harvard University, Massachusetts Institute of Technology and Stanford University. For more information, visit www.globant.com.

Disclosure Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Globant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Globant believes that these factors include, but are not limited to, the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for its services from its clients; the level of increase in revenues from its new clients; the resource utilization rates and productivity levels and the level of attrition of its IT professionals; the pricing structures it uses for its client contracts; the general economic and business conditions in the locations in which it operates; the levels of its concentration of revenues by vertical, geography, by client and by type of contract in the future; its expectation that it will be able to integrate and manage the companies it acquires and that its acquisitions will yield the benefits it envisions; the demands it expects its rapid growth to place on its management and infrastructure; the sufficiency of its current cash, cash flow from operations, and lines of credit to meet its anticipated cash needs; the high proportion of its cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in its most recent Form 20-F filed with the Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov. Globant undertakes no obligation to update or revise any forward-looking statements.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).